FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

TRIVALENCE MINING CORPORATION

(Translation of registrant's name into English)

502 815 HORNBY ST., VANCOUVER, B.C., CANADA V6Z 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_(SEC File No. 0-29908)         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .X..  No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-4688

•

•

 EXHIBITS

Exhibit 1 Exhibit 2 Exhibit 3 Exhibit 4	Press Release dated November 26, 2002 Press Release dated November 29, 2002 Interim financial statements, three months ended September 30, 2002 BC Form 51-901F, Schedules B&C

NEWS RELEASE

DIRECTORS RE-ELECTED

TRIVALENCE MINING CORPORATION (CDNX:TMI - OTC BB:TMIGF) November 26, 2002

The Company reports that at its Annual General Meeting held on November 21, 2002, Mr. Lutfur Rahman Khan, Dr. A.A. Syed, Dr. Waseem Rahman, Mr. Timothy Hoar, and Mr. Arshad Mahmood were re-elected as directors and Deloitte and Touche were re-appointed as auditors.

The Company also reports that it has amended payment terms with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") concerning its joint venture agreement on the Aredor kimberlite project.  The amended payment will see Rio Tinto pay Trivalence US $100,000 on or before December 16, 2002 and on or before March 31, 2003 US $400,000 plus interest at an annual rate of 1.6% calculated from December 16, 2002.  All other terms and conditions of the joint venture remain the same.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa.  In addition to its mining operations, the Company has two advanced kimberlite exploration programs currently underway in the Republic of Guinea, West Africa, and in the Republic of Botswana.  Exploration of the two properties is being conducted by its Joint Venture participant, Rio Tinto Mining and Exploration Limited.

Waseem Rahman

Director

For further information, contact Warren Robb or Omair Choudhry

Phone:  (604) 684-2401

               Email:  tmi@trivalence.com

Facsimile:(604) 684-2407         Website:  www.trivalence.com        Toll Free:1-888-273-3671

The Company relies upon litigation protection for "forward looking" statements.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

NEWS RELEASE

QUARTERLY FINANCIALS

TRIVALENCE MINING CORPORATION (CDNX:TMI - OTC BB:TMIGF) November 29, 2002

For the quarter ending September 30, 2002, the Company reports a net loss of $1,776,845 or $0.10 per share on revenues of $789,788.  This compares to a net loss of $1,240,960 or $0.07 per share on revenues of $1,094,701 for the same period in 2001. The loss in the quarter was a result of lower diamond production at the Company's Aredor mine.  Production at Aredor was 3,540 carats down from the 4,992 carats recovered in the same period last year.  During the quarter, mining operations were hampered at the Aredor alluvial mine due to low equipment availability and the onset of the rainy season which restricted mining activities to lower grade areas.  Production at the Palmietgat mine was 14,045 carats up from the 12,806 carats recovered in the same period last year.  Increased production at Palmietgat was a result of improvements made to the crushing sequence at the DMS plant thus resulting in higher feed rates.  During the quarter, the Company conducted two sales of Palmietgat production which consisted of 20,703 carats which sold for US$499,282 for an average price of US$24.12 per carat.  No sales of Aredor production took place during the quarter due to a scheduling conflict, however, the Company did complete a sale of Aredor diamonds on October 3, 2002 in Antwerp where 3,706 carats of  Aredor diamonds were sold for US$820,712 or US$221.41 per carat.

The Company also reports that artisinal mining activities at the Aredor mine continues to take place outside of the 200 square kilometres of the concession that has been retroceded to the local population.  As previously reported, during the 30 months ended June 30, 2002 management estimates that approximately 15% of the indicated resource has been damaged to artisinal mining activity despite security measures carried out by mine management.  Based on internally generated estimates, management believes that the mineral resource may have sustained additional impairment due to economic factors.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa.  In addition to its mining operations, the Company has two advanced kimberlite exploration programs currently underway in the Republic of Guinea, West Africa, and in the Republic of Botswana.  Exploration of the two properties is being conducted by its Joint Venture participant, Rio Tinto Mining and Exploration Limited.

Waseem Rahman

Director

For further information, contact Warren Robb or Omair Choudhry

Phone:  (604) 684-2401

               Email:  tmi@trivalence.com

Facsimile:(604) 684-2407         Website:  www.trivalence.com        Toll Free:1-888-273-3671

The Company relies upon litigation protection for "forward looking" statements.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

British Columbia Securities Commission		QUARTERLY REPORT BC FORM 51-901F

INCORPORATED AS PART OF:
		X	Schedule A
Schedules B and C

ISSUER DETAILS
NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD

TRIVALENCE MINING CORPORATION	SEPTEMBER 30, 2002	02/11/29
ISSUER'S ADDRESS

502 - 815 HORNBY STREET
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

VANCOUVER BC	V6Z 2E6	(604) 684-2407	(605) 684-2401
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.

HAMISH MALKIN	CHIEF FINANCIAL OFFICER		(604) 684-2401

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
tmi@trivalence.com		www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN		DATE SIGNED 02/11/29

"ASIF A. SYED, M.D."	ASIF A. SYED , M.D.		DATE SIGNED 02/11/29

TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30 2002 (unaudited)	June 30 2002
ASSETS		
CURRENT		
Cash	$ **154,214**	$ 949,636
Accounts receivable and prepaid expenses	**458,938**	807,854
Advances to affiliates	**49,396**	44,085
Inventory (Note 2)	**5,568,247**	5,023,339
	6,230,795	6,824,914
MINERAL PROPERTIES (Note 3)	**12,858,429**	13,142,065
CAPITAL ASSETS (Note 4)	**7,232,345**	7,463,378
	$ **26,321,569**	$ 27,430,357
LIABILITIES		
CURRENT		
Loan payable (Note 12)	$ **515,385**	$ -
Accounts payable	**1,947,111**	1,102,629
Accrued liabilities	**2,200,697**	1,894,783
Convertible loans payable (Note 5)	**10,370,388**	10,087,140
Current portion of obligation under capital lease (Note 6)	**306,815**	282,742
Income taxes payable	**26,000**	18,000
	15,366,396	13,385,294
OBLIGATION UNDER CAPITAL LEASE (Note 6)	**163,206**	187,279
FUTURE INCOME TAX	**998,000**	2,006,000
	16,527,602	15,578,573
NON-CONTROLLING INTEREST (Note 7)	**650,252**	931,224
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	**17,911,673**	17,911,673
Equity component of convertible instrument (Note 9)	**1,630,395**	1,630,395
Additional paid in capital (Note 9)	**484,330**	484,330
Deficit	**(10,882,683)**	(9,105,838)
	9,143,715	10,920,560
	$ **26,321,569**	$ 27,430,357

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan
Lutfur Rahman Khan, Director

(Signed) Asif A. Syed, MD
Dr. Asif A. Syed, Director

TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and Deficit
(unaudited, expressed in Canadian dollars)

	Three Months ended September 30, 2002	2001
REVENUE		
Diamond sales	$ **784,988**	$ 1,079,183
Interest and other	**4,800**	15,518
	789,788	1,094,701
EXPENSES		
Production costs (Note 10)	**2,198,273**	2,964,625
Selling, general and administrative (Note 14)	**650,974**	871,412
Interest	**283,420**	386,616
Exploration	**(30,974)**	5,644
Depletion and depreciation	**745,912**	508,074
	3,847,605	4,736,371
LOSS BEFORE UNDERNOTED ITEM	**(3,057,817)**	(3,641,670)
Option payments	**-**	976,076
LOSS BEFORE INCOME TAXES	**(3,057,817)**	(2,665,594)
Current income tax provision	**(8,000)**	(1,000)
Future income tax recovery	**1,008,000**	1,115,000
NET LOSS BEFORE NON-CONTROLLING INTEREST	**(2,057,817)**	(1,551,594)
Non-controlling interest	**280,972**	310,634
NET LOSS	**(1,776,845)**	(1,240,960)
DEFICIT, BEGINNING OF PERIOD	**(9,105,838)**	(5,141,525)
DEFICIT, END OF PERIOD	$ **(10,882,683)**	$ (6,382,485)
LOSS PER SHARE		
BASIC	$ **(0.10)**	$ (0.07)
FULLY DILUTED	$ **(0.10)**	$ (0.07)
Weighted average number of common shares used to calculate basic loss per share	**17,290,984**	17,290,984

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND CONTINUING OPERATIONS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.  Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities are likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at September 30, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required.  The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital.  These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended June 30, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended June 30, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

3.

INVENTORY

	September 30	June 30
	2002	2002

Diamonds	$1,006,883	$427,699
Stockpiles	3,605	38,488
Fuel, oil and grease	234,064	240,609
Parts and supplies	3,816,214	3,952,784
In transit	507,481	363,759
	$5,568,247	$5,023,339

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

4.

MINERAL PROPERTIES

			September 30	June 30
			2002	2002
PRODUCING
	Aredor Concession:
		Acquisition costs	$10,427,786	$10,427,786
		Development expenditures, less recoveries	1,676,894	1,676,894
		Less: accumulated depletion	(1,283,554)	(1,055,603)
			10,821,126	11,049,077
	Palmietgat Concession:
		Acquisition costs	2,357,052	2,357,052
		Development expenditures, less recoveries	(126,620)	(126,620)
		Less: accumulated depletion	(229,874)	(174,189)
			2,000,558	2,056,243
			12,821,684	13,105,320

NON-PRODUCING
	Kokong Concession:
		Acquisition of exploration license	36,745	36,745
			36,745	36,745
			$12,858,429	$13,142,065

5.

CAPITAL ASSETS

			September 30, 2002			June 30, 2002
			Accumulated	Net Book		Accumulated	Net Book
		Cost	Amortization	Value	Cost	Amortization	Value

Plants		$3,669,156	$1,651,376	$2,017,780	$3,562,443	$1,581,614	$1,980,829
Mining
	equipment	10,338,580	5,517,536	4,821,044	10,222,663	5,137,304	5,085,359
Vehicles and
	light equipment	453,369	235,801	217,568	446,844	232,763	214,081
Office furniture
	and equipment	463,236	287,283	175,953	461,148	278,038	183,110
		$14,924,341	$7,691,996	$7,232,345	$14,693,097	$7,229,719	$7,463,378

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

6.

CONVERTIBLE LOANS PAYABLE

		September 30	June 30
		2002	2002
Series 1999-A Debenture
	Third debenture of $4,225,000 (2001 - $4,225,000)	$4,845,819	$4,713,909

Series 1999-B Debenture
	Debenture of $1,250,000 (2001 - $1,250,000)	1,433,675	1,394,648

Series 2000-A Debentures
	First debenture of $1,100,000 (2001 - $1,100,000)	1,261,633	1,227,290
	Second debenture of $300,000 (2001 - $300,000)	364,085	354,174

Series 2001-A Debentures
	First debenture of $1,100,000 (2001 - Nil)	1,236,907	1,203,236
	Second debenture of $1,100,000 (2001 - Nil)	1,228,269	1,193,883
		$10,370,388	$10,087,140

Waiver of non-payment of interest

Under the terms of the debentures, interest at 11% per annum is payable monthly in arrears. At September 30, 2002, $1,495,909 of accrued but unpaid interest is included in convertible notes payable. The Company obtained a waiver of non-payment of interest from the lender through June 30, 2002 and prospectively through to January 1, 2003. Interest will continue to accrue on each note at 11% per annum, compounded monthly.

Because the default for non-payment of interest has not been granted prospectively for a period of at least 12 months from September 30, 2002, all debt secured by the debentures has been classified as a current liability

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

7.

OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003.  The rate of interest in terms of the lease agreement is 8.46%.  Future minimum lease payments are as follows:

	September 30	June 30
	2002	2002

2002	$170,109	$340,217
2003	340,217	170,109
Total minimum lease payments	510,326	510,326
Less interest portion	40,305	40,305
Present value of capital lease obligation	470,021	470,021
Current portion	306,815	282,742
Non-current portion	$163,206	$187,279

8.

NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Aredor FCMC S.A. ("Aredor") attributable to the 15% equity interest of Aredor not owned by the Company.

Balance, June 30, 2001	$385,022
15% interest in capitalization of advance by the Company
to Aredor FCMC S.A	894,175
Share of net loss of Aredor FCMC	(347,973)
Balance, June 30, 2002	931,224

Share of net loss of Aredor FCMC	(280,972)

Balance, September 30, 2002	$650,252

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

9.

SHARE CAPITAL

(a)

Authorized

100,000,000 common shares with no par value

(b)

Issued and outstanding

(a)

During the year ended June 30, 2001, the Company entered into a normal course issuer bid for the purchase of its common stock through the facilities of the Toronto Venture Exchange.  Purchases were not to exceed 869,420 common shares over a 12 month period ending July 25, 2001 at market price.  As at June 30, 2001, the Company had purchased 826,000 shares for $1,006,329. In July 2001 the 826,000 shares were cancelled and the premium of $150,679 paid on the purchase of the shares was charged to the deficit.

(d)

Share purchase options

At September 30, 2002, there were 952,000 options outstanding under the Company's stock option plan.  Under the Toronto Venture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company.  The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V.  The Board of Directors determines at the date of grant the time at which any option may vest.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

9.

SHARE CAPITAL (Continued)

(d)

Share purchase options (continued)

The following table summarizes stock option activity for each of the years in the two year period ended June 30, 2002 and the three month period ended September 30, 2002:

deferred charges

			Weighted
			Average
		Number of	Price per
		Shares	Share

Balance, June 30, 2001		1,552,000	0.94
	Granted	407,000	0.40
	Cancelled	(585,000)	0.88
	Exercised	-
Balance, June 30, 2002		1,374,000	0.80
	Granted	-
	Cancelled	(422,000)	0.88
	Exercised	-
Balance, September 30, 2002		952,000	$0.77

As at September 30, 2002, the following stock options were outstanding:

Three columns

Number of		Exercise
Shares	Expiry date	Price

165,000	April 1, 2003	$0.85
30,000	August 28, 2003	1.00
115,000	August 28, 2003	0.85
50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
407,000	April 24, 2007	0.40
952,000

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

10.

PRODUCTION COST OF DIAMOND SALES

11.

COMMITMENTS

(a)

The Company is obligated under a lease for office premises and marketing agreements.  The net commitments are as follows:

(b)

The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession. At September 30, 2002 the Company had withheld 19 months' rent (US$760,000 which is included as a liability) pending resolution of US$862,000 in value added tax refunds due to the Company from the Guinea Ministry of Finance.

(c)

The Company is obligated under certain employment and management agreements.  The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000.  Employment agreements provide for payments of up to one year's salary on the termination of certain senior officers' employment.

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

12.

RELATED PARTY TRANSACTIONS

Significant related party transactions not disclosed elsewhere in these financial statements include:

(a) management fees of $138,361 (2001 - $112,638) were paid during the three months ended September 30, 2002 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(a)

accounts receivable of $49,396 ($44,085 at June 30, 2002) due from companies with a                                                         common director.

(b)

borrowing of $515,385 from a company with a common director. The loan is due on demand, bears interest at 11% and is unsecured.

13.

SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration and development of diamond and mineral properties.

The Company currently operates in four geographic areas.  The Company's revenues for the three months ended September 30 are derived from its operations as follows:

	2002	2001

Republic of Guinea	$1,281	$400,169
South Africa	788,237	681,816
Canada	270	12,716
	$789,788	$1,094,701

The location of the Company's long-lived assets is as follows:

	September 30	June 30
	2002	2002

Republic of Guinea	$16,704,440	$17,178,559
South Africa	3,270,526	3,303,741
Canada	79,063	86,398
Botswana	36,745	36,745
	$20,090,774	$20,605,443

TRIVALENCE MINING CORPORATION

Notes to the Consolidated Financial Statements

Three months ended September 30, 2002

(unaudited, expressed in Canadian dollars)

14.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30,
	2002	2001

Auditing and legal	$49,943	$59,591
Management fees	138,361	136,597
Investor relations	100,185	33,901
Consulting fees	56,998	104,812
Rent	41,971	45,678
Communications	43,742	47,405
Travel	71,302	102,060
Salaries and wages	265,024	296,648
Commissions on diamond sales	(115,805)	-
Office and other	22,974	57,591
Cost recoveries	(23,721)	(12,871)
	$650,974	$871,412

15.

CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended September 30,
	2002	2001

Accounts receivable and prepaid expenses	$348,915	$(730,702)
Advances to affiliates	(5,311)	(6,882)
Inventory	(544,908)	428,366
Accounts payable	844,482	856,187
Accrued liabilities	305,914	(54,066)
Income taxes payable	8,000	1,000
	$957,092	$493,903

16.

SUBSEQUENT EVENTS

Subsequent to September 30, 2002:

(a)

the Company borrowed US$357,000 from companies with a common director. The loan is due on demand, bears interest at 11% and is unsecured.

(b)

adopted a formal stock option plan for the Company pursuant to new policies of the TSX Venture Exchange.  Options granted under the previous  informal plan remain unchanged.

British Columbia Securities Commission		ANNUAL REPORT BC FORM 51-901F

INCORPORATED AS PART OF:
Schedule A
		X	Schedules B and C

ISSUER DETAILS
NAME OF ISSUER	FOR THE QUARTER ENDED		DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	SEPTEMBER 30, 2002		02/11/29
ISSUER'S ADDRESS

502 - 815 HORNBY STREET
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

VANCOUVER BC	V6Z 2E6	(604) 684-2407	(605) 684-2401
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.

HAMISH MALKIN	CHIEF FINANCIAL OFFICER		(604) 684-2401

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
tmi@trivalence.com		www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN		DATE SIGNED 02/11/29

"ASIF A. SYED, M.D."	ASIF A. SYED, M.D.		DATE SIGNED 02/11/29

TRIVALENCE MINING CORPORATION

BC Form 51-901F

Three months ended September 30, 2002

(unaudited, prepared by management)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:

(a)

deferred expenditures on mineral properties (see Note 3 to unaudited consolidated financial statements)

(b)  cost of sales (see Note 10 to unaudited consolidated financial statements)

(c)  marketing expenses (see Note 14 to unaudited consolidated financial statements)

(d)  selling, general and administrative expenses (see Note 14 to unaudited consolidated financial statements)

1.

Related party transactions:

(See Note 12 to unaudited consolidated financial statements)

2.

Summary of securities issued and options granted during the three months ended September 30, 2002:

(a)

Securities issued: none:

(b)

Options granted:  none

1.

Summary of securities as at the end of the reporting period:

(a)

authorized share capital of the Company - 100,000,000 common shares with no par value.

(b)

number and recorded valued of for shares issued and outstanding (see Note 8 to unaudited consolidated financial statements)

(c)

options, warrants, and convertible securities outstanding (see Note 8 to unaudited consolidated financial statements)

(d)

shares subject to escrow or pooling agreements - none

(e)

Directors and officers:

Lutfur Rahman Khan

Director, President, CEO

Mahmood Arshad

Director

Timothy  Hoar

Director

Waseem  Rahman

Director, Vice-president, Administration

Dr. Asif A. Syed

Director

Omair Choudhry, MBA

Asst.Vice-president, Finance & Personnel

Hamish Malkin, CA

Chief Financial Officer

Warren Robb, P. Geo., B.Sc.

Vice-president, Investor Relations

Karl Schimann, PhD

Vice-president, Operations

SCHEDULE C (a): MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the unaudited consolidated financial statements and accompanying notes.

1. OVERVIEW

For the quarter ended September 30, 2002 diamond production consisted of output from the Aredor and Palmietgat diamond mines.   Owing to lesser carat production, sales revenues fell by 27% to $784,988 compared with $1,079,183 in the year ago quarter.  During the quarter ended September 30, 2002 the Company borrowed $515,385 for working capital purposes.  The kimberlite exploration program at the Company's Aredor mine in the Republic of Guinea continued under the direction of Rio Tinto Mining and Exploration Ltd. (Rio Tinto).  The kimberlite exploration program at the Company's Kokong concession in Botswana continued  under the direction of  Tinto Botswana Exploration Pty Limited ("Tinto Botswana").

2. OPERATIONS

Results of Operations

Net loss for the quarter ended September 30, 2002 was $1,672,892 or $0.10 per share  compared with $1,240,960 or $0.07 per share in 2001.  The greater loss in 2002 was primarily due to a decrease in carat prodution at the Aredor mine offset by an increase in carat production at the Palmietgat mine.

Aredor Diamond Mine

There were no diamond sales from the Aredor diamond mine for the quarter ended September 30, 2002.  Diamond  sales for the quarter ended September 30, 2001 were $681,304 representing the sale of 2,935 carats for US$431,378 (US$146.98/carat).   The absence of diamond sales was due to the fact that diamond production for the quarter ended September 30, 2002 was sold in early October, 2002.

Production costs for the quarter ended September 30, 2002  were $1,650,885 compared with $2,756,644 in 2001. Production cost for the quarter ended September 30, 2002  represent the cost of production in excess of  the net realizable value of production for the quarter. The Aredor mine produced 3,540 carats during the quarter ended September 30, 2002  compared with 4,992 carats in 2001. The 29% decrease in production during the quarter ended September 30, 2002 is represented by an 11% increase in head feed tonnage offset by a 36% decrease in grade (carats/tonne) resulting from the resource grade of the blocks mined.

Parts to repair the dragline assigned to the recommissioned twin 8 foot plant have arrived at the Aredor mine and  the Company expects to recommence operations at the twin 8 foot plant in December 2002 or January 2003.

Palmietgat Diamond Mine

Diamond sales for the quarter ended September 30, 2002  were $784,988  representing the sale of 20,703 carats for US$499,282 (US$24.12/carat). Diamond sales for the quarter ended September 30, 2001 were $397,879 representing the sale of 12,806 carats for US$246,478 (US$19.25/carat).  The 97% increase in diamond sales was due to a 62% increase in carats sold and a 25% increase in the selling price/carat.

Production cost of diamonds sold during the year quarter ended September 30, 2002 was $547,388 compared to $207,980 in 2001.  Production cost/carat sold was $26.44/carat for the quarter ended September 30, 2002 compared with $16.24 in 2001.  The increase in the cost of production in 2002 compared with 2001 is due to increased production that in turn is due to the fact that the mine is now running on a 2 shift basis.

Selling, general and administrative expense

Selling, general, and administrative expense for the quarter ended September 30, 2002 was $650,974 compared with $871,412 in 2001.  The decrease in 2002 compared with 2001 was due to reductions in consulting fees and salaries and wages and a reversal of selling commissions previously accrued.

Interest expense

Interest expense for the quarter ended September 30, 2002 was $283,420 compared with $386,616 in 2001. The increase in interest expense was due to increased levels of outstanding debt: however, the increase was paritally offset by the absence of accretion charges on the equity component of convertible instruments which was fully accreted at June 30, 2002 September 2000.   Accretion of the equity component of convertible instruments included in interest expense for the quarter ended September 30, 2001 was $171,270

Amortization

Depletion and amortization expense for the quarter ended September 30, 2002 was $745,912 compared with $508,074 in 2001.  Depletion expense for both the Aredor and Palmietgat mines was $283,635 for the quarter ended September 30, 2002  compared with $93,697 in 2001.  The increase in depletion expense was primarily due to the Company's revision of the estimated resource at the Aredor mine from 902,569 carats to 187,892 carats.  The revision was due to economic factors and to artisinal mining. Depreciation expense for the Aredor mine, the Palmietgat mine and the Vancouver office was $462,277 for the quarter ended September 30, 2002  compared with $414,377 in 2001.  The change in 2002 compared with 2001 was due to the fact that the asset base of both mines had increased.

Income taxes

During the quarter ended September 30, 2002 the Company recorded a net tax recovery of $1,000,000 on a pre-tax loss of $2,057,817.  During the quarter ended September 30, 2001 the Company recorded a net tax recovery of $1,114,000 on a pre-tax loss of $2,665,594. The income tax recovery in both periods represents the future tax recoveries on losses sustained in Guinea. No income tax expense was recorded on income earned in South Africa as the tax benefit of previous losses has not been recognized. For the quarter ended September 30, 2002 no income tax recovery was recorded on losses incurred in Canada as there is no reasonable assurance that taxable income will be earned in Canada in the future .. For the quarter ended September 30, 2001 no income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized.

3. EXPLORATION

Aredor

Exploration work during the period consisted of 552 meters of reverse circulation drilling in 4 holes testing the K4 kimberlite.  Field crews were then demobilized from the Aredor property for the remainder of the rainy season (end of September).  During this time data from the Fugro air borne geophysical survey completed in June 2002 was reviewed and processed to identify geophysical anomalies for ground follow up and drilling during the upcoming field season.

In July the Company amended the payment terms in an exploration agreement with Rio Tinto Mining and Exploration Ltd ("RTME").  The option payment of US$500,000 due on December 15, 2002 was amended to an obligatory payment of US$100,000 due in November, 2002 and a further option payment of US$400,000 due on March 31, 2003.  Should RTME elect not to make the $400,000 option  payment on March 31, 2003, the exploration agreement will terminate and RTME will not earn a 40% participating interest in the kimberlite potential of the Aredor concession.

Kokong

Exploration activities consisted mainly of ground follow up of coincidental magnetic gravity anomalies identified by the spring air borne survey.  A total of 338 loam samples were collected and sent for analysis, detailed ground gravity were completed on 21 grids, and line cutting of an additional 20 survey grids was completed.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Negative cash flow from operations excluding changes in operating assets and liabilities was $2,036,656 for the quarter ended September 30, 2002 compared with $1,785,760 in 2001.  The increment in 2002 compared with 2001 was primarily due to decreased negative cash flow from the Aredor mine, offset by the absence of option income in the quarter ended September 30, 2002

Investing activities

No cash investment in mineral properties was made during the quarters ended September 30, 2002 and 2001.  Investment in capital assets was $231,243 for the quarter ended September 30, 2002 compared with $658,825 in 2001.  During the quarter ended September 30, 2002 the Company began to rebuild an existing dense media separator plant at the Aredor concession and continued to upgrade the Palmietgat mine.  In 2001, the Company purchased a dragline for the Aredor mine.  Various pieces of small equipment were also purchased for both the Aredor and Palmietgat mines.

Financing activities

Convertible notes payable at September 30, 2002 were $10,370,388 compared with $10,087,140 at June 30, 2002. The increase is represented by accrued but unpaid interest

Waiver of non-payment of interest

Under the terms of the debentures securing the convertible notes payable, interest at 11% per annum compounded monthly is payable monthly in arrears.  At September 30, 2002 $1,496,888 of accrued but unpaid interest is included in convertible notes payable.  The Company has obtained a waiver of non-payment of interest from the lender through June 30, 2002 and prospectively through January 1, 2003.  Interest will continue to accrue on each note at 11% per annum, compounded monthly.  Because the default for non-payment of interest has not been granted prospectively for a period at least 12 months from September 30, 2002, all debt secured by the debentures has been classified as a current liability.

Cash resources and liquidity

At September 30, 2002 the Company had a working capital deficiency of $9,135,601 compared with $6,560,380 at June 30, 2002.  The deterioration of the working capital position was primarily due to the negative cash flow from operating activities. Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at September 30, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required.  The Company has not paid interest due under the terms of debentures securing convertible notes payable and has obtained a waiver only until January 1, 2003. Principal and interest due under the convertible notes payable at June 30, 2002 in the amount of $9,142,119 is due before September 30, 2003. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

Capital expenditures for the year ending June 30, 2003 are expected to be approximately $7,000,000  (US$4,500,000) to achieve targeted production with three plants in operation at the Aredor mine.  The Company's ability to continue as a going concern is dependent on its ability to obtain debt or equity financing for capital expenditures and general working capital requirements.

5. RISKS AND UNCERTAINTIES

For the quarter ended  September  30, 2002 and the year ended June 30, 2002, the Company experienced significant negative cash flow from operations.  This trend has continued subsequent to September 30, 2002.  As noted above, there is a risk that the Company may not be able to continue as a going concern unless it is able to raise debt or equity financing as required.

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  The exploration and development of the Company's properties is dependent upon the Company's ability to obtain necessary financing or find appropriate strategic partners.

Aredor diamond production is sold by international tender in Conakry, Guinea or Antwerp, Belgium, and the market price of rough diamonds is a significant factor in the Company's profitability.  Production from the Palmietgat mine is also sold by tender.  The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

Artisinal mining activity at the Aredor mine continues to take place outside the 200 square kilometres of the concession already retroceded to the local population.  As previously reported, during the 30 months ended June 30, 2002, management estimated that approximately 15% of the indicated resource at December 31, 1999 had been lost to artisinal mining activity despite security measures carried out by mine management.  Based on internally generated estimates, management is concerned that the mineral resource may have sustained additional impairment due to economic factors.  Management has not quantified any further deterioration in its indicated and inferred resources at the Aredor mine that may have taken place in the quarter ended September 30, 2002.

6. OUTLOOK

Aredor

In the fall of 2002, the Company plans to increase excavating capacity through the overhaul and upgrade of two of its draglines at the Aredor mine. Increased production from the 14 foot and twin 8 foot plants is expected to generate positive cash flow.  The Company has begun to redesign a disused dense media separator ("DMS") plant to make it available to process material from blocks in the vicinity of the former main plant as well as the tailings produced by the previous operator.  The mining blocks now being exploited in the area of the 14 foot commercial plant are expected to be exhausted in the next 12 months and the redesigned DMS plant can be fed with ore mined with existing equipment while the commercial 14 foot plant is being moved to new blocks, a process that may take up to six months.  Subject to funding (see above), the Company plans to purchase additional mining equipment so that all three plants could be  operational in  2003.  The Company's kimberlite exploration program will be continued under the financial and technical control of Rio Tinto.

Palmietgat

Production will continue to operate on a two-shift basis.  Operating cash flow at the mine level is expected to remain positive.

Kokong

The Company's kimberlite exploration programme will be continued under the financial and technical control of Tinto Botswana Exploration Pty Limited.

SCHEDULE C (b): INVESTOR RELATIONS

The Company carries out its own investor relations program.  The program includes, among other things, attendance at trade shows, technical presentations to the investment community, newspaper print advertising, and a web site.  In the previous fiscal year the Company retained an independent firm to carry out a market awareness program that consisted of telemarketing, electronic marketing and mail-out distribution of information approved by the Company and that contract remains in force.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION

(Registrant)

By:/s/ Hamish Malkin

(Signature)

Hamish Malkin, CA

Chief Financial Officer

Date: December 13, 2002